SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolution of the Board of Directors on Calling the

Annual General Meeting of Shareholders

KT Corporation’s Board of Directors has resolved to hold the annual general meeting of shareholders on March 6, 2009. Details regarding the meeting are as set forth below:

1.	Date and Time: March 6, 2009 (Friday), 10:00 a.m. KST

2.	Venue: 2nd Floor, Lecture Hall, New Business Planning Group Headquarter, 17 Woomyeon-dong, Seocho-gu, Seoul, Korea

3.	Agenda:

Agenda Item No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 27th Fiscal Year

Agenda Item No. 2: Election of Directors

Agenda Item No. 3: Election of Audit Committee Member

Agenda Item No. 4: Approval of Limit on Remuneration of Directors

4.	Date of the board resolution: February 6, 2009

•	Attendance of non-executive and independent directors:

Present: 5 out of 5

•	Attendance of audit or (audit committee member): Present

5.	Other information: All members of the audit committee are non-executive and independent directors

6.	Details Relating to Election of Directors:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Sang Hoon Lee	January 24, 1955	1 year	Newly elected

Executive Vice President, Research & Development Group, KT

Vice President, Telecommunication Networks Laboratory, KT

Managing Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT

					Head of Enterprise Customer Group (Senior Executive Vice President)	Ph.D. in electrical engineering from University of Pennsylvania, Philadelphia, U.S.A.	Korea

Hyun-Myung Pyo	October 21, 1958	1 year	Newly elected	Head of WiBro Business Group, KT Head of Marketing Group, KTF Head of Planning & Coordination Office, KTF	Head of Corporate Center(Executive Vice President)	Ph.D. in electrical engineering from Korea University	Korea

7.	Details Relating to Election of Independent and Non-Executive Directors:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Choon Ho Lee	July 22, 1945	3 years	Newly-elected	Member of the Advisory Committee to the Ministry of Gender Equality Director, Korean Broadcasting System Director, Seoul Cultural Foundation	Visiting professor, Political Science and International Relations, Inha University	Ph.D. in Education from Inha University	Korea

E. Han Kim	May 27, 1946	3 years	Newly-elected	Independent Director/ Chairman of Board, POSCO Advisor, World Bank Director, East Asia Management Development Center Independent Director Hana Bank	Endowed Chair Professor and Director of Financial Research Center, University of Michigan	Ph.D. in Finance, State University of New York at Buffalo	USA

Jeung Soo Huh	June 10, 1960	3 years	Newly-elected	Dean of International Affairs, Kyungpook National University Publication Committee, Korean Materials and Metals Visiting Professor, University of Manchester Institute of Science and Technology, UK	Professor, Dept of Materials Science and Metallurgy, Kyungpook National University, Korea	Ph. D. in Materials Science and Engineering, M.I.T., USA	Korea

8.	Details Relating to Election of Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Whether Independent and Non-Executive Director	Prior Work Experience	Current Position	Education	Nationality
E. Han Kim	May 27, 1946	3 years	Newly-elected	Independent and Non-Executive Director member of the audit committee	Independent Director/ Chairman of Board, POSCO Advisor, World Bank Director, East Asia Management Development Center Independent Director Hana Bank	Endowed Chair Professor and Director of Financial Research Center, University of Michigan	Korea	USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2009

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director